Exhibit (c)(5)
Discussion Materials Prepared for the Board of Directors of: July 22, 2009 This document contains confidential information which has been prepared by Keefe, Bruyette & Woods, Inc. solely for purposes of this presentation. This presentation and the information contained herein should not be copied, summarized or disseminated in any form to any other party without the prior written approval of Keefe, Bruyette & Woods, Inc. The improper dissemination of this presentation and related information may result in violations of Federal Securities Laws. Harold T. Hanley - Managing Director hhanley@kbw.com 614.766.8401 Greenville Federal Financial, Corp. Daniel M. Asamoto - Analyst dasamoto@kbw.com 614.766.8404

Comparable Publicly Traded Midwest MHCs - Updated 7.21.09 Criteria: Publicly Traded Midwest MHC Comp Group from April 27, 2009 Presentation Criteria: Publicly Traded Midwest MHC Comp Group from April 27, 2009 Presentation

Dividend Discount Model: Assumptions Fully converted book value = ((Current Market Value x MHC Shares x 0.84) + Current Equity) Shares Outstanding Budget projections are based on management estimates through 2011 Assumes net income grows at an annual rate of 10% for 2012 through 2014 Assumes quarterly cash dividends remain flat at $0.07 per share Discount Rate based on GVFF's Weighted Average Cost of Capital of 11.74% Terminal Cash Flow Based on a 63.2% Price to Fully Converted Book Value Ratio Based on Comparable Peers

Weighted Average Cost of Capital Calculation Weighted Average Cost of Capital Calculation

Dividend Discount Model Fully converted book value = ((Current Market Value x MHC Shares x 0.84) + Current Equity) Shares Outstanding Shares Outstanding Shares Outstanding

Valuation Summary: Publicly Traded MHC We weight the peer group analysis and the dividend discount model equally because mutual holding company stocks are highly dependent on the equity market pricing for second step transactions Both analyses are based on the market price to fully converted book value of MHC stocks

Triangulation of Value Implied Pricing of Comp Group Median $7.50 $6.50

Sample Tender Analysis: 200,000 shares at $6.50/share Sample Tender Analysis: 200,000 shares at $6.50/share

Sample Tender Analysis: 200,000 shares at $7.50/share Sample Tender Analysis: 200,000 shares at $7.50/share

Sensitivity Analysis Sensitivity Analysis

Atlanta Boston Chicago Columbus Hartford Houston London New York Red Bank Richmond San Francisco